EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2016
Excluding interest on deposits
Income before income tax expense	$34,536
Fixed charges:
Interest expense	8,462
One-third of rents, net of income from subleases (a)	540
Total fixed charges	9,002
Add: Equity in undistributed income of affiliates	362
Income before income tax expense and fixed charges, excluding capitalized interest	$43,900
Fixed charges, as above	$9,002
Preferred stock dividends (pre-tax)	2,336
Fixed charges including preferred stock dividends	$11,338
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.87
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$11,338
Add: Interest on deposits	1,356
Total fixed charges including preferred stock dividends and interest on deposits	$12,694
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$43,900
Add: Interest on deposits	1,356
Total income before income tax expense, fixed charges and interest on deposits	$45,256
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.57

(a)	The proportion deemed representative of the interest factor.